Exhibit 99.1

Farmmi, Inc. Reports Financial Results for the First Six Months of Fiscal Year 2019

Financial Highlights (Six Months ended 3/31/19 compared to 3/31/18):

•	10.5% Increase in Revenue to $14.4 Million
•	21% Increase in Gross Profit to $2.54 Million
•	160 Basis Point Improvement in Gross Margin to 17.7%

LISHUI, China, September 24, 2019 /PRNewswire/ -- Farmmi, Inc. (the "Company") (Nasdaq: FAMI), an agriculture products supplier in China, today announced its financial results for the six months ended March 31, 2019.

Ms. Yefang Zhang, Chairwoman and CEO of the Company stated, "Our strong revenue growth and expansion in gross margin reflects our consistent execution and business leverage. We are benefiting from steady demand growth for our healthy, high-quality agricultural products, led by demand for mushrooms. With our solid platform to build upon, we have initiated the next phase of our expansion. In line with our plan, we bolstered our operations team earlier this year and completed development of our robust online e-commerce platform. To further accelerate our growth, we have increased our investment in targeted promotional activities, brand awareness efforts and attracting new customers. Our priority remains profitable growth and higher operating efficiencies, as we further penetrate our core markets and create additional value for shareholders.”

Ms. Zhang continued: "We continue to develop relationships with key partners, both major suppliers and family farms, while controlling our operating costs, to achieve higher margins and operating cash flows. We expect the demand for our products will continue to grow in China as consumption of mushroom products has consistently risen since 2011. Additionally, the market is underpenetrated with the overall per capital level of consumption in China still below Japan and the United States. We expect to add to our planned domestic growth by developing our international footprint as we move forward."

Financial Highlights

	For the Six Months Ended March 31,
($ millions, except per share data)	2019	2018	% Change
Revenues	$14.39	$13.02	10.52%
Shiitake	8.35	7.98	4.64%
Mu Er	5.17	4.83	7.04%
Other edible fungi and other agricultural products	0.87	0.21	314.29%
Gross profit	2.54	2.10	20.95%
Gross margin	17.65%	16.12%	1.53 pp*
Income from operations	$1.39	$1.28	8.59%
Interest Expense	1.53	0.09	1673%
Net (loss) income attributable to Farmmi, Inc.	(0.17)	1.20	(114.17)%
Basic and diluted (loss) earnings per share	(0.01)	0.12	(108.33)%

*Notes: pp represents percentage points

First Six Months of Fiscal Year 2019 Financial Results

Revenue

	For the Six Months Ended March 31,
	2019			2018
($ millions)	Revenues	COGS	Gross Profit	Revenues	COGS	Gross Profit
Shiitake	$8.35	$6.89	$1.46	$7.98	$6.70	$1.28
Mu Er	5.17	4.30	0.87	4.83	4.04	0.79
Other edible fungi and other agricultural products	0.87	0.66	0.21	0.21	0.18	0.03
Total	14.39	11.85	2.54	13.02	10.92	2.10

Total revenues for the six months ended March 31, 2019 increased by $1.37 million, or 10.52%, to $14.39 million from $13.02 million for the same period of last year.

Revenue from sales of Shiitake increased by $0.37 million, or 4.64%, to $8.35 million for the six months ended March 31, 2019 from $7.98 million for the same period of last year, mainly due to the increased sales volume of our Shiitake products, from 601 tons for the six months ended March 31, 2018 to 662 tons for the six months ended March 31, 2019, while unit sales price for Shiitake did not change.

Revenue from sales of Mu Er increased by $0.34 million, or 7.04%, to $5.17 million for the six months ended March 31, 2019 from $4.83 million for the same period of last year, mainly due to the increased sales volume of our Mu Er products. Sales volume of Mu Er increased to 419 tons for the six months ended March 31, 2019 from 351 tons for the same period of last year. The volume increase was partially offset by a lower average selling price. Average unit sales price of Mu Er decreased by 5.51%, which changed in line with the price of raw materials. As a result of the increased competition amongst the local suppliers. the Company was able to purchase raw materials from suppliers at lower prices during the six months ended March 31, 2019.

Revenue from sales of other edible fungi and other agricultural products increased by $0.66 million, or 314.29%, to $0.87 million for the six months ended March 31, 2019 from $0.21 million for the same period of last year. The increase was primarily due to the increased online sales of the products, including high-end edible fungi. The sales volume increased to 28 tons for the six months ended March 31, 2019 from 7 tons for the same period of last year. After the completion of software development and payment system upgrades in March 2018, the Company reorganized its operating team to put greater effort into advertising activities in order to enhance brand awareness and attract more customers. As a result, online sales increased significantly in the six months ended March 31, 2019.

Beginning October 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized by following the five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on the Company’s assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, the Company has concluded that the adoption of this new guidance did not result in a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date or any other material impact on its consolidated financial statements.

Cost of Revenues

Cost of revenues increased by $0.93 million, or 8.52%, to $11.85 million for the six months ended March 31, 2019 from $10.92 million for the same period of last year.

Cost of revenues of Shiitake increased by $0.19 million, or 2.84%, to $6.89 million for the six months ended March 31, 2019 from $6.70 million for the same period of last year. Cost of revenues of Mu Er increased by $0.26 million, or 6.44%, to $4.30 million for the six months ended March 31, 2019 from $4.04 million for the same period of last year. Cost of revenues of other edible fungi and agricultural products increased by $0.48 million, or 266.67%, to $0.66 million for the six months ended March 31, 2019 from $0.18 million for the same period of last year.

Gross Profit

Overall gross profit increased by $0.44 million, or 20.95%, to $2.54 million for the six months ended March 31, 2019 from $2.10 million for the same period of the last fiscal year. Gross profit from sales of Shiitake increased by $0.18 million, or 14.06%, to $1.46 million for the six months ended March 31, 2019 from $1.28 million for the same period of last year. Gross profit from sales of Mu Er increased by $0.08 million, or 10.13%, to $0.87 million for the six months ended March 31, 2019 from $0.79 million for the same period of last year. Gross profit from sales of other edible fungi and agricultural products increased by $0.18 million, or 600.00%, to $0.21 million for the six months ended March 31, 2019 from $0.03 million for the same period of last year. The increased gross profit was led by increased sales for the six months of fiscal year 2019 ended March 31, 2019, as compared to the prior period.

Overall gross margin increased by 1.53 percentage points to 17.65% for the six months ended March 31, 2019 from 16.92% for the same period of last year. The increase in overall gross margin was primarily due to more revenue generated from the Company’s online shopping platforms. Sales made through the online shopping platforms have higher gross margin than traditional sales.

Income from Operations

Selling and distribution expenses increased by $0.19 million, or 210.10%, to $0.28 million for the six months ended March 31, 2019 from $0.09 million for the same period of last year, primarily due to the increased advertising and marketing expenses as the Company focused on promotion for the Company’s online platforms, as well as the increased shipping expenses along with the increased sales volume during the six months ended March 31, 2019, as compared to the same period of last year.

General and administrative expenses increased by $0.15 million, or 19.94%, to $0.88 million for the six months ended March 31, 2019 from $0.73 million for the same period of last year. The increase was primarily attributable to the increased labor costs, as the Company expanded its team to support the demand growth in its business.

As a result, income from operations increased by $0.11 million or 8.59%, to $1.39 million for the six months ended March 31, 2019 from $1.28 million for the same period of last year.

Interest Expense

Interest expense was $1.53 million for the six months ended March 31, 2019, as compared to $0.09 million for the same period of last year. The increase in interest expense was primarily attributable to the amortization of debt issuance costs and interest expense incurred for the senior convertible notes during the six months ended March 31, 2019.

Provision for Income Taxes

For the six months ended March 31, 2019 and 2018, our income tax expense was $27,860 and $1,591, respectively. The low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. During the six months ended March 31, 2019, FLS Mushroom and Farmmi Food received a temporary income tax break from the local tax authority of Lishui City, for engaging in agricultural industry. Management expects that the Company will continue to enjoy the tax break going forward.

Net Income (loss)

Net loss was $0.17 million for the six months ended March 31, 2019 as compared to net income of $1.20 million for the same period of last year. After the deduction of non-controlling interests, net loss attributable to common shareholders for the six months ended March 31, 2019 was $0.17 million, or $0.01 per basic and diluted share. This compares to net income attributable to common shareholders of $1.20 million, or $0.12 per basic and diluted share, for the same period of last year.

Other comprehensive income

Other comprehensive income was $0.68 million and $0.70 million for the six months ended March 31, 2019 and March 31, 2018, respectively. The decrease was mainly due to the change of the exchange rate of RMB against US$.

Financial Condition

As of March 31, 2019, the Company had cash and cash equivalents of $5.3 million with a restricted cash balance of $0.5 million, and working capital of $21.9 million. As of March 31, 2019, the Company's accounts receivable balance was $14.0 million, as compared to $8.6 million in the same period last year. The increase is primarily due to credit sales made to one of the Company’s largest customers. As of July 31, 2019, the Company has collected $6.7 million of the outstanding accounts receivable balance as of March 31, 2019.

2018 Private Placement

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of our Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 9, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

As of March 31, 2018, Ordinary Shares totaling 131,223 were issued by the Company to the Buyer equaling principal and interests amounted to $485,208.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the "Company") (Nasdaq: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company's ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale Phone: +1-914-337-8801
FAMI@Globalirpartners.com

 Farmmi, Inc.

 Condensed Consolidated Balance Sheets

 (Unaudited)

	March 31,	September 30,
	2019	2018
Assets
Current Assets
Cash	$5,338,219	$4,925,165
Restricted cash	500,000	-
Accounts receivable, net - trade	13,974,824	8,601,269
Accounts receivable, net - related party	19,126	1,257
Inventory, net	1,860,567	1,808,143
Advances to suppliers	8,488,640	5,868,486
Other current assets	227,489	135,314
Total current assets	30,408,865	21,339,634

Property, plant and equipment, net	122,667	136,363
Intangible assets	99,513	-
Restricted cash - long term	600,000	600,000
Total Assets	$31,231,045	$22,075,997

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,490,070	$1,455,580
Long-term bank loans -current portion	655,631	-
Accounts payable - trade	423,231	343,141
Due to related parties	47,381	122,800
Advances from customers	54,959	-
Convertible notes payable	5,251,075	-
Other current liabilities	606,710	300,379
Total current liabilities	8,529,057	2,221,900

Long-term bank loans	-	640,455
Total Liabilities	8,529,057	2,862,355

Equity

Common stock, $0.001 par value, 20,000,000 shares authorized,
12,063,223 and 11,932,000 shares issued and outstanding at March 31, 2019 and September 30, 2018	12,063	11,932
Additional paid-in capital	14,298,511	11,322,819
Statutory reserve	229,512	229,512
Retained earnings	6,826,761	6,996,837
Accumulated other comprehensive income (loss)	440,061	(222,830)
Total Stockholders' Equity	21,806,908	18,338,270

Non-controlling Interest	895,080	875,372
Total Equity	22,701,988	19,213,642

Total Liabilities and Equity	$31,231,045	$22,075,997

 Farmmi, Inc.

 Condensed Consolidated Statements of Operations and Comprehensive Income

 (Unaudited)

	For the Six Months Ended March 31,
	2019	2018
Revenues
Sales to third parties	$14,386,404	$12,865,585
Sales to related parties	1,783	154,452
Total revenues	14,388,187	13,020,037

Cost of revenues	11,845,025	10,920,758

Gross Profit	2,543,162	2,099,279

Operating expenses
Selling and distribution expenses	281,213	90,684
General and administrative expenses	876,746	731,008
Total operating expenses	1,157,959	821,692

Income from operations	1,385,203	1,277,587

Other income (expenses)
Interest income	451	376
Interest expense	(1,527,302)	(86,138)
Other income (expenses), net	(1,583)	7,452
Total other expenses	(1,528,434)	(78,310)

(Loss) income before income taxes	(143,231)	1,199,277

Provision for income taxes	27,860	1,591

Net (loss)income	(171,091)	1,197,686

Less: net loss attributable to non-controlling interest	(1,015)	(1,667)

Net (loss)income attributable to Farmmi, Inc.	$(170,076)	$1,199,353

Comprehensive income
Net (loss) income	$(171,091)	$1,197,686
Other comprehensive income: foreign currency translation gain	683,614	700,595
Total comprehensive income	512,523	1,898,281
Comprehensive income attributable to non-controlling interest	19,708	51,697

Comprehensive income attributable to Farmmi, Inc.	$492,815	$1,846,584

Weighted average number of shares, basic and diluted	11,427,753	10,411,231

Basic and diluted (loss) earnings per common share	$(0.01)	$0.12

 Farmmi, Inc.

 Condensed Consolidated Statements of Changes in Stockholders' Equity

 For the Six Months Ended March 31,  2019 and 2018

 (Unaudited)

				Accumulated
			Additional	Other			Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Stockholders'	Non-controlling	Total
	Shares	Amount	Capital	Income (loss)	Reserve	earnings	Equity	Interest	Equity
Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$718,941	$229,512	$3,774,805	$9,756,338	$896,576	$10,652,914

Share issuance – IPO, net	1,932,000	1,932	6,299,739	-	-	-	6,301,671	-	6,301,671
Foreign currency translation gain	-	-	-	647,231	-	-	647,231	53,364	700,595
Net income (loss) for the period	-	-	-	-	-	1,199,353	1,199,353	(1,667)	1,197,686

Balance at March 31, 2018	11,932,000	$11,932	$11,322,819	$1,366,172	$229,512	$4,974,158	$17,904,593	$948,273	$18,852,866

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$(222,830)	$229,512	$6,996,837	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	131,223	131	485,077	-	-	-	485,208	-	485,208
Beneficial conversion feature associated with convertible notes			670,618				670,618		670,618
Issuance of warrants associated with convertible notes			1,819,997				1,819,997		1,819,997
Foreign currency translation gain	-	-	-	662,891	-	-	662,891	20,723	683,614
Net income (loss) for the period	-	-	-	-	-	(170,076)	(170,076)	(1,015)	(171,091)

Balance at March 31, 2019	12,063,223	$12,063	$14,298,511	$440,061	$229,512	$6,826,761	$21,806,908	$895,080	$22,701,988

 Farmmi, Inc.

 Condensed Consolidated Statements of Cash Flows

 (Unaudited)

	For the Six Months Ended March 31,
	2019	2018
Cash flows from operating activities
Net income(loss)	$(171,091)	$1,197,686
Adjustments to reconcile net income(loss) to net cash
used in operating activities:
Changes in allowances - accounts receivable	-	12,909
Depreciation expense	22,976	6,464
Loss from disposal of property and equipment	-	833
Restricted cash	-	-
Accrued interest expense for convertible note	500,000	-
Amortisation of deferred financing costs	943,215	-
Changes in operating assets and liabilities:
Accounts receivable, net	(5,096,374)	(3,629,315)
Inventory, net	(9,412)	(648,303)
Advances to suppliers	(2,437,474)	(104,714)
Other current assets	(87,404)	(144,724)
Long-term prepaid expenses	-	4,370
Accounts payable	70,694	(144,282)
Advances from customers	53,993	67,241
Other current liabilities	294,839	29,810
Net cash used in operating activities	(5,916,038)	(3,352,025)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,346)	(2,782)
Purchase of Intangiable assets	(97,764)	-
Net cash used in investing activities	(104,110)	(2,782)

Cash flows from financing activities
Payments of deferred financing costs	(716,318)	-
Gross Proceeds from issuance of convertible note	7,500,000	-
Net Proceeds from Initial Public Offering - stock issuance	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	(1,147,549)
Escrow deposit paid under underwriting agreement	-	(600,000)
Borrowings from bank loans	1,463,870	-
Repayments of bank loans	(1,463,870)	-
Repayments of loans from related parties	(76,253)	(426,316)
Net cash provided by financing activities	6,707,429	5,554,135

Effect of exchange rate changes on cash, cash equivalents and restricted cash	225,773	77,547

Net increase in cash, cash equivalents and restricted cash	913,054	2,276,875

Cash, cash equivalents and restricted cash, beginning of period	4,925,165	2,590,539

Cash, cash equivalents and restricted cash, end of period	$5,838,219	$4,867,414

Supplemental disclosure information:
Income taxes paid	$11,254	$4,312
Interest paid	$71,670	$82,987

Non-cash financing activities
Conversion of notes to 131,223 shares of common stock	$485,208	$-
Accrued interest for convertible notes	$500,000	$-